Exhibit 23.3

6th of July, 2015

The Board of Directors

Sole Elite Group Limited. (the "Company")

Jinjiang Economic Development Zone

Jinjiang 362200

People's Republic of China

Dear Sirs,

Sole Elite Group Limited. (the "Company")

We, Euromonitor International, refer to the Registration Statement, to be submitted or to be filed by the Company with the U.S. Securities and Exchange Commission (the "Registration Statement"). We hereby consent to and confirm that we have not withdrawn our consent to the issue of the Prospectus with the inclusion of our report on industry information and market share data, and the references to our name in the form and context in which they are included, subject to the letter of authorisation dated 20th May 2015 and its terms and obligations (enclosed).

We also consent to the above documents and this letter being made available for public inspection as described in Appendix to the Prospectus.

Yours faithfully

/s/ Andy Carter, VP Sales

Euromonitor International